

Mail Stop 3720

November 4, 2008

VIA US MAIL AND FAX 760-599-1389
Mr. Kevin P. Duffy
Executive Vice President and Chief Financial Officer
DEI Holdings, Inc.
1 Viper Way
Vista, CA 92081

> **Re:** **DEI Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **File No. 0-51664**

Dear Mr. Duffy:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director